Filed by Virgin Media Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Virgin Media Inc.

Commission File No.: 000-50886

VIRGIN MEDIA Q1 RESULTS

INTERNAL VIDEO INTERVIEW FOR EMPLOYEES

24TH APRIL 2013

Interviewer: The big ticket item for many of us in the company is the LGI deal, and what it means for everybody. So it feels like the right time to ask where we are. We’re almost at the end of April — where are we on the deal? What are the next steps? What can we expect?

Neil Berkett: Well there is not a lot more that I can say to what I think I said on my blog last week, or the week before it would have been. The deal’s on track. Everybody would have seen that we had regulatory approval from the European Commission. And we look as though we’ll complete, as we said we would, by the end of the quarter [Q2]. But everybody’s job really is to focus on doing their day job and the transaction will take care of itself.

Interviewer: So Eamonn, against the background of the LGI deal, will our quarterly reporting change once the deal is completed?

Eamonn O’Hare: it might well be — if the deal closes in the quarter — this might be the last public declaration of our numbers. It remains to be seen how LGI want to report our numbers going forward. That is kind of up for grabs and up to them really, subject to the deal closing. But to reiterate what Neil said, it’s just important for everyone in the company to focus on our internal targets.

Interviewer: Thanks for the update on the deal. And the search for your successor, how’s that going?

Neil Berkett: Well that’s up to, obviously, Liberty Global so when they’re in a position to talk about it they will. And in the meantime I’m your Chief Executive and I’ll be your Chief Executive until the day that I leave. And we will continue, every single one of us, myself included, to focus in on what we need to do every day.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Liberty Global Corporation Limited, a company that has been established in connection with the transaction, filed a registration statement on Form S-4 (Registration No. 333-187100) with the Securities and Exchange Commission (SEC) on March 7, 2013, which includes a preliminary joint proxy statement of

Virgin Media Inc. and Liberty Global, Inc., and constitutes a prospectus of Liberty Global Corporation Limited.  VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION.  A definitive joint proxy statement will be sent to security holders of Virgin Media and Liberty Global seeking their approval of the proposed transaction. Investors may obtain a free copy of the definitive joint proxy statement, when available, and other relevant documents filed by Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov.  The definitive joint proxy statement, when available, and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Inc., 65 Bleecker Street, 6th Floor, New York, New York 10012, Attention: Investor Relations.  Copies of documents filed by Liberty Global with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.

Virgin Media and Liberty Global and their respective directors, executive officers and other members of their respective management and employees are deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction.  Information concerning the interests of Virgin Media’s participants in the solicitation, which may be different than those of Virgin Media’s stockholders generally, is set forth in Virgin Media’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 30, 2012.  Information concerning the interests of Liberty Global’s participants in the solicitation, which may be different than those of Liberty Global’s stockholders generally, is set forth in Liberty Global’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 27, 2012.  Investors may obtain additional information regarding the interests of those deemed participants in the proposed transaction by reading the registration statement and the definitive joint proxy statement (when available) regarding the proposed transaction.

Various statements contained in this communication may include “forward-looking statements”, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance.  Words like “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “may”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions identify these forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from those contemplated, projected, forecasted, estimated or budgeted, whether expressed or implied, by these forward-looking statements.

These factors include the following factors relating to the proposed transaction:

•                  The ability to obtain governmental and regulatory approvals of the transaction on a timely basis;

•                  Failure to realize the anticipated benefits and synergies of the transaction, including as a result of a delay in completing the transaction or an increase in costs associated with integration or a delay or difficulty in integrating the businesses of Virgin Media and Liberty Global;

•                  Limitation on the ability of Liberty Global Corporation Limited, Liberty Global and/or Virgin Media to incur new debt in connection with the transaction;

•                  Any disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers;

•                  The outcome of litigation which may arise in connection with the transaction;

•                  Failure to receive the approval of the stockholders of either Liberty Global or Virgin Media for the transaction; and

•                  The impact of legislative, regulatory and competitive changes and other risk factors relating to the industry in which Virgin Media and Liberty Global operate, as detailed from time to time in the reports of Virgin Media and Liberty Global filed with the SEC.

Additional factors are discussed under “Risk Factors” and elsewhere in the registration statement on Form S-4 of Liberty Global Corporation Limited, as filed with the SEC on March 7, 2013.  In addition, factors relating to the ordinary course operation of our business are discussed under “Risk Factors” and elsewhere in our annual report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 7, 2013. We assume no obligation to update our forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting these statements.  Virgin Media cautions that the foregoing list of important factors that that may affect future results is not exhaustive.